Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-56390


                          L.A.M. PHARMACEUTICAL, CORP.

                              Prospectus Supplement
                       (To Prospectus Dated June 7, 2001)

      Prospective investors should read this prospectus supplement and the related prospectus carefully before investing in L.A.M.'s common stock. Both documents contain information prospective investors should consider when making an investment decision.

      The attached prospectus relates to the resale of shares acquired by Hockbury Limited pursuant to an equity line of credit. Because Hockbury Limited may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, L.A.M. cannot estimate the actual number of shares that Hockbury Limited will hold after the completion of the offering.

      The following provides information concerning the latest drawdown requested by L.A.M.

      Date of        Date of     Shares       Average Sale      Net Proceeds
      Request         Sale        Sold       Price Per Share      to L.A.M.
      -------        -------     ------      ---------------    ------------

     04-02-02      05-03-02     416,749          $0.84         $  351,273

     The proceeds to L.A.M. are net of the 7% placement agent fee paid to GKN Securities. GKN Securities is the placement agent which introduced Hockbury Limited to L.A.M. and is a registered broker-dealer.

      L.A.M.'s common stock is quoted on the OTC Bulletin Board under the symbol "LAMP". On May 3, 2002 the closing price for one share of L.A.M.'s common stock was $1.03.

     L.A.M. expects to use the proceeds from the sale of these shares for general and administrative expenses, research, clinical trials and sales and marketing.

              The date of this prospectus supplement is May 3, 2002.